April 2, 2020

John C. Weisenseel
Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105

       Re: AllianceBernstein Holding L.P
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 12, 2020
           File No. 001-09818

Dear Mr. Weisenseel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance